02051479

PE 8-1-02

SEC file number 0-21782

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

RECEIVED AUG 1 6 2002 SEC MAIL PROCESSING SECTION WASH. D.C. 165

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

PROCESSED
AUG 2 0 2002
THOMSON FINANCIAL

For the month of August 2002

FLETCHER CHALLENGE FORESTS LIMITED

(Translation of Registrant's Name Into English)

8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _A_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _A_

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statements on Forms F-3 (Nos. 333- 6526, 333- 8932 and 333- 12726) and S-8 (File No. 33- 97728) of Fletcher Challenge Forests Limited and certain of its subsidiaries and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLETCHER CHALLENGE FORESTS LIMITED

Date 1 August 2002

P M GILLARD
SECRETARY

FLETCHER CHALLENGE
FORESTS

NEWS RELEASE

STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).

US$64 Million Purchase Price Confirmed for Tahorakuri Forest Estate

Fletcher Challenge Forests announced today that Jaakko Poyry had finalised its independent valuation of the Tahorakuri forest estate (Tahorakuri) at US$63.8million. The Company's agreement with Rubicon Limited provides for an adjustment mechanism should an independent valuation performed by Jaakko Poyry determine a valuation greater than US$66 million or less than US$62 million.

Mr Terry McFadgen the Chief Executive Officer of Fletcher Challenge Forests said, "The finalisation of the Jaako Poyry report now confirms the agreed sale price to Rubicon. No adjustment will be required to the previously announced sale price of US$64 million. The Jaakko Poyry report is also consistent with the findings of Grant Samuel & Associates, who valued Tahorakuri at between NZ$130 and NZ$140 million."
Ends

To: BUSINESS EDITOR

Fax: AUTO

From: Paul Gillard
Company Secretary
FLETCHER CHALLENGE FORESTS

Telephone: 64-9-571 9846
Mobile: 0274 320 310
Fax: 64-9-571 9872

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